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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 000-55103

TOWER ONE WIRELESS CORP
(Translation of registrant’s name into English)

Suite 600 - 535 Howe Street
Vancouver, BC V6C 2Z4
(604) 559-8051
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______.

Exhibit

99.1	News Release dated April 4, 2017
99.2	News Release dated April 6, 2017
99.3	Annual Financial Statements as of December 31, 2016 and 2015
99.4	Management’s Discussion and Analysis for the year ended December 31, 2016
99.5	CEO certification for the period ended December 31, 2016
99.6	CFO certification for the period ended December 31, 2016
99.7	News Release dated May 5, 2017
99.8	News Release dated May 16, 2017
99.9	News Release dated May 23, 2017
99.10	News Release dated May 30, 2017
99.11	Interim Financial Statements for the period ended March 31, 2017
99.12	MD&A for the period ended March 31, 2017
99.13	CEO certification for the period ended March 31, 2017
99.14	CFO certification for the period ended March 31, 2017
99.15	Notice of Annual General Meeting on July 6, 2017
99.16	Information circular of Annual General Meeting on July 6, 2017
99.17	Form of Proxy of Annual General Meeting on July 6, 2017
99.18	Voting Instruction Form of Annual General Meeting on July 6, 2017
99.19	News Release dated June 19, 2017
99.20	News Release dated June 22, 2017
99.21	News Release dated June 28, 2017
99.22	News Release dated July 18, 2017
99.23	Interim Financial Statements for the period ended June 30, 2017
99.24	MD&A for the period ended June 30, 2017
99.25	CEO certification for the period ended June 30, 2017
99.26	CFO certification for the period ended June 30, 2017
99.27	News Release dated August 30, 2017
99.28	News Release dated September 15, 2017
99.29	News Release dated September 18, 2017
99.30	News Release dated September 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tower One Wireless Corp
(Registrant)

Date: September 26, 2017	By:	/s/ Alejandro Ochoa
	Name:	Alejandro Ochoa
	Title:	Chief Executive Officer

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